UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              Commission File Number 033-07106-A
                                                       CUSIP Number: 638910 30 7

(Check One):  |_|  Form 10-K   |_| Form 20-F    |_| Form 11-K   |X|  Form 10-Q
              |_|  Form 10-D   |_| Form N-SAR   |_| Form N-CSR

      For Period Ended June 30, 2007

      |_| Transition Report on Form 10-K

      |_| Transition Report on Form 20-F

      |_| Transition Report on Form 11-K

      |_| Transition Report on Form 10-Q

      |_| Transition Report on Form N-SAR

      For the Transition Period Ended: ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________

PART I -- REGISTRANT INFORMATION

                                 NATURADE, INC.
                            (Full Name of Registrant)

                                       N/A
                           (Former Name if Applicable)

                     2099 S. State College Blvd., Suite 210
           (Address of Principal Executive Office (Street and Number))

                                Anaheim, CA 92806
                           (City, State and Zip Code)

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The Company anticipates that the subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            Due to the significant time involved the complex nature of the accounting for the Registrant's recent Chapter 11 Bankruptcy Matter before the Court and related legal matters, the Registrant requires additional time to complete the financial statements required by the Registrant's Quarterly Report on Form 10-Q (the "Form 10-Q"). As a result, the Registrant will not be able to timely file the Form 10-Q without unreasonable effort and expense.

            The Registrant anticipates it will be able to file the Form 10-Q within the extension period permitted by this filing.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Richard Munro             (714) 860-7600
            -------------------------------------------------------
            (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 NATURADE, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date:  August 14, 2007       By:  /s/Richard Munro
                                        -----------------------
                                         Richard Munro,
                                         Chief Executive Officer


      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

PART IV -- OTHER INFORMATION

(3) Explanation of Significant Changes in Operating Results for the three and six months ended June 30, 2007 versus the three and six months ended June 30, 2006.

      Except for the historical information contained herein, the matters addressed in this Notification of Late Filing on Form 12b-25 ("Form 12b-25") contain statements which constitute "forward-looking statements," including whether the Quarterly Report on Form 10-Q can be filed within the extension period permitted by this filing and the anticipated financial results discussed below. Forward-looking statements may be identified by the use of the words "anticipates," "expects," "intends," "plans," and variations or similar expressions. These forward-looking statements are subject to a variety of risks and uncertainties many of which are beyond our control, which could cause actual results to differ materially from those anticipated by us. In addition, the information set forth in the reports we file from time to time with the SEC describe certain additional risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. You should not place undue reliance on any of these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 12b-25 or to reflect the occurrence of unexpected events.

Net Sales & Gross Profit

      The Registrant will report a substantially lower net sales and gross profit for the three and six months ending in June 30, 2007. The Registrant reported net sales and gross profit for the comparable periods of 2006 in the amount of $2,786,622 for the three months ended June 30, 2006, and net sales for the six months ended June 30, 2006 of $6,582,134. It is expected that the net sales and gross profit will be significantly lower by approximately half and the Company estimates that net sales will be in the range of $1,300,000 to $1,370,000 for the three months ended June 30, 2007 and in the range of $2,650,000 to $2,750,000 for the six months ended June 30, 2007. In addition, the Company estimates that the gross profit will be in the range of $300,000 to $350,000 for the three month period ending June 30, 2007 and the gross profit will be in the range of $750,000 to $850,000 for the six months ending June 30, 2007. This reduction in sales and gross profit is principally attributed to the Company's restructuring under Chapter 11 of the U.S. Bankruptcy Code.